SONIC TECHNOLOGY SOLUTIONS INC.

“Formerly Sonic Environmental Solutions Inc.”

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

(Unaudited)

Sonic Technology Solutions Inc.	Statement 1
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds

	September 30,	December 31,
	2007	2006
ASSETS	(Unaudited)
Current
Cash and cash equivalents	$1,663,100	$1,751,908
Interest receivable	6,071	5,869
Refundable deposit	-	105,500
Accounts receivable	1,225,169	711,825
GST receivable	136	190,077
Work in progress	-	181,040
Inventory	327,381	260,855
Prepaid expenses	204,640	137,327
	3,426,497	3,344,401
Property, Plant and Equipment (Note 4)	3,192,032	3,470,938
Deferred Development Costs (Note 5)	805,451	883,633
Patents and Other Intangible Assets (Note 6)	2,874,697	3,075,633
	$10,298,677	$10,774,605

LIABILITIES
Current
Accounts payable	$613,811	$1,058,508
Accrued liabilities	538,060	1,183,217
Due to related parties (Notes 8 and 11)	2,302	259,468
Terra-Kleen acquisition payment (Notes 8 and 11)	-	35,000
Current portion of obligation under capital lease	16,806	-
	1,170,979	2,536,193

Deferred Rent Inducement (Note 13b)	-	52,528
Obligation under capital lease	25,455	-
	25,455	52,528
Going Concern (Note 1)
Commitments (Note 13)
Subsequent Events (Note 16)

SHAREHOLDERS’ EQUITY
Share Capital – Statement 2 (Notes 9 and 10)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
41,324,068 (2006 – 31,260,068)	26,618,974	22,953,387
Contributed Surplus – Statement 2	4,159,334	3,419,708
Deficit Accumulated During the Development Stage - Statement 2	(21,676,065)	(18,187,211)
	9,102,243	8,185,884
	$10,298,677	$10,774,605

The accompanying notes are an integral part of these consolidated financial statements

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Richard Ilich”	, Director

Sonic Technology Solutions Inc.	Statement 2
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
For the period ended September 30, 2007
Canadian Funds
(Unaudited)

				Accumulated
	Common Shares			Other
			Contributed	Comprehensive	Accumulated
	Number	Amount	Surplus	Income	Deficit	Total
Balance - December 31, 2005
(Restatement – Note 14)	19,839,350	$16,400,927	$2,158,614	-	($10,517,812)	$8,041,729
Private placement	2,797,223	2,224,818	292,683	-	-	2,517,501
Private placement	6,670,000	2,919,897	415,103	-	-	3,335,000
Exercise of options – cash
component	20,000	10,000	-	-	-	10,000
Acquisition of subsidiary (Note
8)	600,161	558,150	-	-	-	558,150
Share issuance costs	-	(588,209)	35,561	-	-	(552,648)
Stock-based compensation	-	-	571,110	-	-	571,110
Exercise of options – fair value	-	2,548	(2,548)	-	-	-
Loss for the period –
Statement 3	-	-	-	-	(7,299,328)	(7,299,328)
Issued and outstanding at
December 31, 2006	29,926,734	$21,528,131	$3,470,523	$-	($17,817,140)	$7,181,514
Shares allotted for debenture
settlement	1,333,334	1,425,256	(50,815)	-	(370,071)	1,004,370
Issued, outstanding and allotted
at December 31, 2006	31,260,068	$22,953,387	$3,419,708	$-	($18,187,211)	$8,185,884
Private placement	10,064,000	4,201,476	327,324	-	-	4,528,800
Share issuance costs	-	(535,889)	70,565	-	-	(465,324)
Stock-based compensation	-	-	341,737	-	-	341,737
Loss and comprehensive loss
for the period – Statement 3	-	-	-	-	(3,488,854)	(3,488,854)
Issued and outstanding at
September 30, 2007	41,324,068	$26,618,974	$4,159,334	$-	($21,676,065)	$9,102,243

The accompanying notes are an integral part of these consolidated financial statements

Sonic Technology Solutions Inc.	Statement 3
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Interim Consolidated Statements of Loss & Comprehensive Loss
Canadian Funds

(Unaudited)	Nine months ended		Three Months Ended
		September 30,		September 30,
		2006		2006
	September 30,	(Restatement –	September 30,	(Restatement –
	2007	Note 14)	2007	Note 14)

Revenue	$1,049,763	$1,175,954	$266,710	$425,052

Direct operating costs	1,915,687	2,323,578	527,777	987,872
	(865,924)	(1,147,624)	(261,067)	(562,820)
Expenses
Advertising	95,531	109,027	32,240	27,785
Amortization of deferred
development and other
intangible asset costs	329,232	342,851	109,744	113,347
Amortization of property and
office equipment	76,642	100,737	22,053	34,597
Automobile	63,438	60,884	19,059	22,689
Bank charges	1,802	2,397	472	750
Insurance	95,746	113,876	33,063	33,365
Legal and accounting	327,667	233,772	86,389	67,104
Office, postage and printing	52,537	63,164	18,906	21,337
Rent	120,787	174,014	7,633	56,638
Research	24,935	58,257	7,700	30,061
Salaries and wages	925,839	1,137,745	313,493	345,167
Salaries and wages - Stock
compensation(Note 10b)	266,518	381,978	91,113	134,957
Shareholder relations	27,335	40,364	1,370	5,479
Shareholder relations - Stock
compensation (Note 10b)	75,219	49,032	18,805	9,402
Telephone and utilities	56,403	55,709	16,859	16,811
Trade shows	17,524	17,042	-	840
Transfer agent and regulatory
fees	37,866	31,148	4,703	11,726
Travel and promotion	137,003	169,247	43,845	46,309
Earn-out payment Terra-Kleen	-	127,652	-	127,652
	2,732,024	3,268,896	827,447	1,106,016
Loss Before the Undernoted	(3,597,948)	(4,416,520)	(1,088,514)	(1,668,836)
Interest income (expense)	51,274	(139,031)	22,509	(66,884)
Write down of equipment	-	(233,174)	-	(233,174)
Miscellaneous income (Note
13)	45,000	-	-	-
Provision for income tax	(945)	3,963	25	(1,927)
Foreign exchange gain / (loss)	13,765	(10,435)	6,678	(1,674)
Loss and comprehensive loss
for the Period	$(3,488,854)	$(4,795,197)	$(1,059,302)	$(1,972,495)

Deficit – beginning of period	(18,187,211)	(10,517,812)	(20,616,763)	(13,340,514)

Deficit – End of Period	(21,676,065)	(15,313,009)	(21,676,065)	(15,313,009)

Loss per Share – Basic and
Diluted	$(0.09)	$(0.22)	$(0.03)	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements

Sonic Technology Solutions Inc.	Statement 4
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

	Nine Months Ended		Three Months Ended
		September 30,		September 30,
		2006		2006
	September 30,	(Restatement –	September 30,	(Restatement –
	2007	Note 14)	2007	Note 14)

Operating Activities
Loss for the period	$(3,488,854)	$(4,795,197)	$(1,059,302)	$(1,972,495)
Items not affecting cash:
Amortization of deferred
development and other
intangible asset costs	329,232	342,851	109,744	113,347
Amortization of property, plant
and equipment	441,573	477,122	146,178	163,231
Deferred financing fees	-	30,956	-	10,432
Amortization of deferred costs	-	19,004	-	6,404
Stock-based compensation	341,737	431,010	109,918	144,359

	(2,376,312)	(3,494,254)	(693,462)	(1,534,722)
Net change in non-cash working
capital (Note 3)	(1,168,645)	(41,608)	(555,641)	2,696

	(3,544,957)	(3,535,862)	(1,249,103)	(1,532,026)
Investing Activities
Property, plant and equipment
acquired	(494,807)	(244,928)	(79,387)	(73,328)
Patents	(37,496)	(27,438)	(19,658)	(12,131)

	(532,303)	(272,366)	(99,045)	(85,459)
Financing Activities
Cash received for shares	4,528,800	2,527,500	-	-
Share issuance costs	(540,348)	(142,060)	(61,523)	-
Short term loan		(58,150)	-	-

	3,988,452	2,327,290	(61,523)	-
Net Increase (Decrease) in Cash and
Cash Equivalents	(88,808)	(1,480,938)	(1,409,671)	(1,617,485)
Cash and cash equivalents -
Beginning of period	1,751,908	1,952,988	3,072,771	2,089,535
Cash and Cash Equivalents – End of
Period	1,663,100	472,050	$1,663,100	$472,050

Supplemental Cash Flow
Information
Interest paid	$7,027	$-	$1,263	$-
Taxes paid	$970	$-	$-	$-

Supplemental Investing and
Financing Schedule of Non-
Cash Transactions
Property, plant and equipment
included in accounts payable	$93,080	$89,435	$66,499	$19,487
Patent costs included in
accounts payable	$24,658	$6,572	$6,851	$5,946
Capital Lease	$42,261	$-	$3,843	$-
Share issuance costs included
in accounts payable	$-	$-	$59,057	$-
Warrants issued for private
placement	$70,565	$292,683	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

1.	Nature of Business and Going Concern

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000. At the Company’s 2007 Annual General Meeting, the shareholders’ approved to change the Company’s name to Sonic Technology Solutions Inc.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

As at September 30, 2007, the Company continues in the development stage. Although the Company has begun operations, significant revenues have not been generated. In addition, management continues to work on other development projects.

While these interim consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and settle its obligations in the ordinary course of business, there are conditions that cast significant doubt on the validity of this assumption. As at September 30, 2007, the Company has working capital of $2,255,518. The Company has negative cash flows from operations, recorded a loss of $3,488,854 for the period ending September 30, 2007 and has an accumulated deficit of $21,676,065 as at September 30, 2007. The ability of the Company to continue as a going concern is dependent on the success of the Company’s Business Plan covering the periods of 2007 to 2010 and obtaining additional sources of capital as required. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption be inappropriate, and these adjustments could be material.

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual audited consolidated financial statements for the year ended December 31, 2006 with the exception of accounting for Financial Instruments and Comprehensive Income. On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 1530, Comprehensive Income.

Sections 3855 and 3861 establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments, including financial and non-financial derivatives in the financial statements. The standards prescribe when to recognize a financial instrument in the balance sheet and at what amount; depending on their classification, a fair value or cost-based measure is used. Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

2.	Significant Accounting Policies - continued

Section 1530 requires the presentation of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company may include holding gains and losses on investments designated as available for sale.

The Company’s financial instruments consist of cash and cash equivalents, interest receivable, refundable deposit, accounts receivable, GST receivable, accounts payable and accrued liabilities, due to related parties, Terra-Kleen acquisition payment and advances from PetroSonic. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. As the carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation, the Company has determined the fair value of these instruments is represented by their carrying value.

The adoption of these standards did not have an impact on the financial statements.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

	-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7a).

	-	Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 7b).

	-	Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 8).

	-	SonoOil Inc., (“SonoOil”), incorporated June 2, 2006 under the Company Act of British Columbia, Canada. SonoOil was established to develop the Company’s core sonic generator technology in the oil sands industry.

Included in these consolidated financial statements are the results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, Sonic Corp. and SonoOil from date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

3.	Non-cash Working Capital Components

Details are as follows:

	Nine Months Ended		Three Months Ended
Net changes in non-cash	September 30,	September 30,	September 30,	September 30,
working capital components:	2007	2006	2007	2006
GST and amounts receivable	$(142,565)	$(383,807)	$(219,511)	$(246,522)
Refundable deposit	105,500	-	-	-
Inventory	(315,124)	(56,338)	28,327	(34,124)
Prepaid expenses	(67,313)	(26,522)	14,123	28,510
Accounts payable	(157,878)	56,917	(273,597)	(50,077)
Accrued liabilities	(299,099)	380,177	(32,432)	314,825
Advances from PetroSonic	-	-	(54,745)	-
Due to related parties	(292,166)	(12,035)	(17,806)	(9,916)
	$(1,168,645)	$(41,608)	$(555,641)	$2,696

4.	Property, Plant and Equipment

Details are as follows:

			Net Book
			Value
			September
		Accumulated	30,
	Cost	Amortization	2007
Computer equipment	$196,048	$144,280	$51,768
Furniture and office equipment	237,837	149,507	88,330
Leasehold improvements	65,399	442	64,957
Vehicles	173,395	168,229	5,166
Machinery and equipment	2,999,119	1,872,763	1,126,356
Leased equipment	45,903	3,060	42,843
Plant One	238,874	142,115	96,759
Plant Two	2,253,831	537,978	1,715,853
	$6,210,406	$3,018,374	$3,192,032

			Net Book
			Value
		Accumulated	December 31,
	Cost	Amortization	2006
Computer equipment	$196,049	$129,250	$66,799
Furniture and office equipment	237,836	133,687	104,149
Leasehold improvements	82,866	15,622	67,244
Vehicles	173,396	162,081	11,315
Machinery and equipment	2,885,669	1,681,720	1,203,949
Plant One	238,874	106,283	132,591
Plant Two	2,253,831	368,940	1,884,891
	$6,068,521	$2,597,583	$3,470,938

Property, plant and equipment are amortized when available for use.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

5.	Deferred Development Costs

Deferred development costs consist of product development costs and existing product enhancement costs.

Details are as follows:

	September 30,	December 31,
	2007	2006
Balance – Beginning of period	$883,633	$987,873
Less: Amortization	(78,182)	(104,240)
Balance – End of period	$805,451	$883,633

6.	Patents and other intangible assets

Patents and other intangible assets consist primarily of amounts associated with the acquisitions of SESI, Contech and Terra-Kleen. The Company acquired patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	September 30,	December 31,
	2007	2006
Balance – Beginning of period	$3,075,633	$3,387,921
Current period costs:
Additions	50,114	45,980
Less: Amortization	(251,050)	(358,268)
Balance – End of period	$2,874,697	$3,075,633

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

7.	Acquisitions

a)      SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company valued at $998,302 (see note 14 for restatement). The shares were escrowed based on time over 6 years. The Company had a director in common with SESI at the time of the purchase. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents. The consideration has been allocated, based on fair value, as follows:

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Patents and other intangible assets	992,927
Amounts advanced from Sonic	(150,043)
$998,302

b)      Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. The fair value of shares issued by the Company has been determined at $137,866, by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. The consideration has been allocated, based on fair value, as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Intangible assets	137,866
Current liabilities	(45,848)
$205,242

This is a related party transaction as a major Contech shareholder was also an officer of the Company.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

8.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen which subsequently merged with Sonic Corp.

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen also has an established operating history with the Environmental Protection Agency in the United States.

The total consideration for the purchase of Terra-Kleen, as outlined in the original agreement and amended March 23, 2007, was as follows:

i.

Upon the closing, December 21, 2005, US$500,000 was paid through the issuance of the Company’s common shares valued at CDN$2.50 per share which resulted in an issuance of 234,680 common shares. On this closing date, the Company’s share market price was $1.15, therefore the share issuance was valued at $269,882;

ii.

On June 21, 2006, US$500,000 was paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. The 20-day average closing price of such shares was $0.93. This resulted in an issuance of 600,161 common shares valued at $558,150;

iii.

On March 23, 2007, US$250,000 was paid to the controlling shareholder of Terra-Kleen. The amount related to a settlement for an earn out provision based on revenues in the original agreement. The amount earned to date according to the original agreement of was $35,000; this amount was recorded as part of the purchase and the balance of $256,785 was expensed in fiscal 2006 as a purchase settlement.

Therefore, total consideration given up is as follows:

Share issuance upon closing	$269,882
Share issuance June 21, 2006	558,150
Due diligence and cash closing costs	217,271
Final payment	35,000
$1,080,303

The consideration has been allocated, based on fair value, as follows:

Current assets	$168,924
Property, plant and equipment	315,660
Patents and other intangibles	2,565,655
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$1,080,303

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

8.	Acquisition of Terra-Kleen Response Group Inc. - Continued

Terra-Kleen has two contracts as follows:

	a)	Mitsubishi Agreement

Per agreement dated January 1, 2001 and amended January 2, 2006, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology in Japan.

As consideration Terra-Kleen, before acquired by the Company, received US$500,000 and a royalty at 2.25% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after MHI has had sales of approximately US$22,000,000. As of September 30, 2007, approximately US$9,800,000 has been completed by MHI.

	b)	Veolia Agreement

Per agreement dated June 10, 2005 with Veolia Environmental Services (“Veolia”), formerly known as Collex Pty Ltd., Terra-Kleen granted a license to Veolia to use Terra-Kleen’s soil remediation technology.

The considerations are as follows:

		i)	A lump sum initial license fee of US$100,000 (received by Terra-Kleen before the Company purchased Terra-Kleen).

		ii)	A technology license fee of US$288,000 upon successful results of initial trial.

		iii)	A trial fee of AUS$298,732 as follows:

•	AUS$150,000 on commencement date (received by Terra-Kleen before the Company purchased Terra-Kleen).
•	AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia
•	AUS$74,366 on the date following the completion of initial test.

iv)	After nine months of successful trial, Veolia will either pay rent on the demonstrator equipment at US$32,000 per month or buy the system at US$488,000.

v)	To pay royalty of 50% of profit generated from using the technology.

The initial trial was substantially complete and the Company is in negotiations with Veolia to amend the contract.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

9.	Share Capital

	a)	Authorized: unlimited common shares without par value.

b)

On April 30, 2007, the Company closed a private placement issuing 10,064,000 units at a price of $0.45 per unit for gross proceeds of $4,528,800. Of this amount, $4,201,476 was attributable to common shares and $327,324 was attributable to common share purchase warrants. Each unit consists of one common share and one half of one share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.60 for 24 months.

The Company paid a cash commission equal to 7% of the gross proceeds of the financing ($317,016) and issued broker warrants to purchase 10% of the units sold under the offering, exercisable at a price of $0.45 per unit. The broker warrants were valued at $70,565 using the Black-Scholes option pricing model and have been recorded as share issuance costs.

	c)	Options

i) The Company has established a share purchase option plan whereby the board of directors, may grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date. The maximum aggregate number of Plan Shares that may be reserved for issuance under the Company’s Plan is 8,264,813 Common Shares.

Options vest according to the length of service as follows:

Employees with service greater than six
months, Directors and Officers	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

c)	Options - Continued

ii)	A summary of the Company’s options at September 30, 2007 and the changes for the period are as follows:

	Outstanding				Outstanding
	December				September	Exercisable
Exercise	31,				30,	September
Price	2006	Granted	Exercised	Forfeited	2007	30, 2007	Expiry date
$0.50	402,000	-	-	-	402,000	402,000	December 12, 2007
$0.56	-	400,000	-	-	400,000	-	May 10, 2012
$1.00	200,000	-	-	-	200,000	133,334	June 14, 2011
$1.00	855,000	-	-	(10,000)	845,000	556,652	July 4, 2011
$1.00	335,000	-	-	-	335,000	335,000	September 11, 2011
$1.10	200,000	-	-	-	200,000	200,000	February 3, 2008
$1.70	400,000	-	-	-	400,000	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	50,000	January 16, 2009
$2.30	50,000	-	-	-	50,000	50,000	June 21, 2010
$2.37	85,000	-	-	(10,000)	75,000	75,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	250,000	June 8, 2009
$2.50	35,000	-	-	-	35,000	35,000	November 10, 2008
$2.60	20,000	-	-	-	20,000	20,000	March 30, 2010
$2.75	115,000	-	-	-	115,000	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	200,000	July 16, 2009
$3.15	145,000	-	-	-	145,000	145,000	July 6, 2009
	3,342,000	400,000	-	(20,000)	3,722,000	2,966,986

Weighted
average
exercise price	$1.50	$0.56	$-	$1.69	$1.40	$1.56

		Weighted Average
	Number of Options	Exercise Price	Expiry
			December 12, 2007
Vested at September 30, 2007	2,966,986	$1.56	to September 11, 2011

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	September 30,
Price	2006	Issued	Exercised	Cancelled	2007	Expiry date
$0.60	-	5,535,200	-	-	5,535,200	April 30, 2009
$0.70	7,170,250	-	-	-	7,170,250	November 9, 2008
$1.20	1,398,611	-	-	-	1,398,611	March 27, 2008
$2.20	500,000	-	-	-	500,000	December 21, 2007
$2.75	605,000	-	-	(605,000)	-	September 28, 2007
	9,673,861	5,535,200	-	(605,000)	14,604,061

Weighted average
exercise price	$0.98	$0.60	$-	$2.75	$0.76

e)	Escrow Shares

As at September 30, 2007, there are 899,139 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned or mortgaged. Details are as follows:

i)

In 2002, 2,997,135 shares were issued for the acquisition of SESI and are held in escrow to be released every six months to 2008. As at September 30, 2007, a balance of 899,139 shares are held in escrow.

ii)

There were 834,841 shares issued for the acquisition of Terra-Kleen and held in escrow. During the period, the Company entered into an agreement with the former controlling shareholder of Terra-Kleen which terminates this escrow agreement. During the period, the remaining shares pertaining to this agreement, 620,990, were released from escrow leaving a nil balance at September 30, 2007.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

10.	Stock Based Compensation

a)

Stock compensation expense is determined using the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	Stock compensation expense recognized on options granted during the period are calculated using the Black-Scholes option pricing model with the following assumptions on the date of grant:

Risk-free interest rate	4.01% - 4.53%
Expected dividend yield	-
Expected stock price volatility	49.18 – 52.48%
Expected option life in years	5

Current period stock-based compensation expense was $341,737 (2006 - $431,010). Of this, $75,219 (2006 - $49,032) is included in shareholder relations expense, and $266,518 (2006 - $381,978) is included in salaries and wages expense, with the offsetting entry to contributed surplus. The value of unrecorded stock-based compensation related to non-vested options is $172,395. This amount will be expensed between October 1, 2007 and June 30, 2009.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

11.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a)

As at September 30, 2007 $2,302 (2006 - $259,468) was owing to directors, officers, and related entities. These amounts are non-interest bearing, have no specific terms of repayment and were incurred in the normal course of operations, except the portion relating to Notes 8(iii) and 11(b).

	b)	As at September 30, 2007, nil (2006 - $35,000) was owing in relation to the acquisition of Terra- Kleen. This amount was owing to the former controlling shareholder of Terra-Kleen. (Note 8iii)

12.	Segmented Information

a)

The Company and its subsidiaries operate in the environmental sector in two reportable business segments. The soil remediation segment is attributable to the treatment of contaminated soil and the waste management segment is attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Total assets by business segment are as follows:

	September 30,	December 31,
	2007	2006
Soil remediation	$10,240,100	$10,654,954
Waste management	58,577	119,651
	$10,298,677	$10,774,605

Total revenues and direct costs for each business segment are as follows. The direct costs include labour, materials, chemicals, subcontractor costs and equipment amortization:

	Soil	Waste	9 months ended
	Remediation	Management	September
			30, 2007
Revenues	$923,009	$126,754	$1,049,763
Direct Costs	1,810,828	104,859	1,915,687
	$(887,819)	$21,895	$(865,924)

	Soil	Waste	9 months ended
	Remediation	Management	September
			30, 2006
Revenues	$706,907	$469,047	$1,175,954
Direct Costs	1,936,630	386,948	2,323,578
	$(1,229,723)	$82,099	$(1,147,624)

During the period, 45% (2006 – 38%) of consolidated revenue related to one customer. As at September 30, 2007 accounts receivable included $718,251 from this customer (2006 - nil).

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

12.	Segmented Information - Continued

	b)	Geographic Information

All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	September 30,	December 31,
Property Plant and Equipment	2007	2006
Canada	$3,068,745	$3,297,922
United States	123,287	173,016
	$3,192,032	$3,470,938

	September 30,	December 31,
Assets	2007	2006
Canada	$10,142,088	$10,581,744
United States	156,589	192,861
	$10,298,677	$10,774,605

13.	Commitments

	a)	The Company has premises, vehicle and photocopier operating lease agreements. The leases expire between October 2007 and September 2013. The future lease obligations are as follows:

Amount
2007	$38,117
2008	$147,931
2009	$144,414
2010	$129,062
2011	$117,450

b)

During the year ended December 31, 2005, the Company received $87,547 for leasehold improvements to their office premises. In accordance with Canadian GAAP, this amount was amortized against rent expense over the term of the 5 year lease. During the period, the Company entered into an agreement to terminate the lease agreement. The Company received a one-time payment of $45,000 to vacate the premise. The unamortized balance of the leasehold improvements was recorded to rent expense.

c)	During the period, the Company entered into a lease agreement for their corporate offices beginning October 1, 2007 for a term of six years.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

14.	Prior Period Restatement

During the audit of the December 31, 2006 fiscal year, it was determined that an error had been made in the recording of the acquisitions of SESI and Contech (Note 7). These acquisitions were related party transactions that involved the issuance of shares, as either part of or as total consideration, for the purchase of these subsidiaries. The restatement is required after further consideration of EIC 62 as it has come to our attention that EIC 62 determines the share issuances to be monetary in nature, even though they were related party, and as such the transactions must be recorded at the exchange amount, equivalent to the value of the consideration given up (the shares at market value), at the time of the acquisitions.

	Sept 30, 2006	Sept 30, 2006
	As previously	Restated
	reported
Patents and other
intangible assets	$2,502,537	$3,126,474
Deficit	$(14,800,778)	$(15,313,009)
Amortization of deferred
development and other
intangibles	$267,978	$342,851

15.	New Agreements

On May 24, 2007, the Company announced that it entered into an agreement with PetroSonic Energy Systems Inc. (“PetroSonic”) for the development of a crude heavy oil upgrading and processing system utilizing Sonic’s patented technologies. Under the terms of the agreement, PetroSonic will fund the initial development of a new heavy oil Sonoprocess for the upgrading and processing of heavy oil. This will be done with Sonic’s development facility including use of the Sonic generators. The first stage of the agreement is designed to confirm the development concept, after which Petrosonic will engineer and install a complete prototype plant to optimize the design variables of the system. Sonic will receive a 40% interest in PetroSonic and will work together with PetroSonic on a prototype installation directly in the field. PetroSonic has an obligation to fund the creation of the prototype plant. Sonic retains the right to maintain its 40% interest in PetroSonic by participating in PetroSonic financing. During the period, the Company received US$50,000 as an advance against consulting and incurred expenses of $58,661. The net amount has been recorded in accounts receivable. Should the Pilot test be successful, PetroSonic will have the right to enter into a Global License arrangement with Sonic for use of the Sonic Technology.

On August 15th , 2007, the Company announced its wholly-owned subsidiary SonoOil had entered into an agreement with Shell Canada Energy (“Shell”), under which Shell and SonoOil will work together to develop oil sand process innovations.

Sonic Technology Solutions Inc.
“Formerly Sonic Environmental Solutions Inc.”
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2007
Canadian Funds
(Unaudited)

16.	Subsequent Events

Subsequent to the end of the period, the Company issued 2,500,000 stock incentive options to consultants, directors, senior management and employees. The exercise price of the stock options is $0.45 per share for a term of five years. The grant of the stock options is subject to regulatory approval.

Subsequent to the end of the period, the Company signed a License Agreement and Agreement of Lease, Acquisition and License under which Toronto-based Quantum Murray will deploy the mobile Sonic Treatment System ("the System") for the remediation of PCB contaminated soils within Canada. Quantum Murray will lease the mobile Sonic Treatment System from Sonic and acquire the exclusive Canadian rights to deploy the technology for the remediation of PCB contaminated soil. The parties have agreed to a license fee structure that will see net proceeds from Quantum Murray's deployment of the technology in Canada shared on an equal basis. In addition, Quantum Murray will make capital lease payments of $2.5 million for the purchase of the System with the lease payments based on 25% of the net proceeds earned from the use of the System. Quantum Murray will also pay to Sonic an initial license fee of $500,000 payable upon Quantum Murray securing its first PCB remediation contract.